UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three Months and Year Ended December 31, 2017

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	6
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. (“Atento Brasil”) to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50,00002% of Interfile Serviços de BPO Ltda. and 50,00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the combination of Keepcon and Atento will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

Other Transactions

On August 10, 2017, Atento completed a renegotiation transaction of its financing structure throughout its subsidiary Atento Luxco 1. The new financing structure implied an offering of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Offering”). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries on a joint and several basis.

On August 18, 2017, Atento filed a Form F-3 with the SEC, for up to $200,000,000 Ordinary Shares and 62,660,015 Ordinary Shares Offered by the selling shareholder. In consequence, the selling shareholder may offer and sell from time to time up to 62,660,015 of Ordinary Shares, covered by the Form F-3. These Ordinary Shares will be offered in amounts, at prices and on terms to be determined at the time of their offering, if any.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the selling of 12,295,082 ordinary shares within the Offer dated on August 18, 2017, through its selling shareholder PikCo. After the completion of this follow on Offer the selling shareholder owns 50,364,933 ordinary shares in Atento, representing 68.14% of its share stake.

Exchange Rate Information

In this Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2015		2016			2017
	Average FY	December 31	Average Q4	Average FY	December 31	Average Q4	Average FY	December 31
Euro (EUR)	0.93	0.92	0.93	0.90	0.95	0.85	0.89	0.83
Brazil (BRL)	3.34	3.90	3.29	3.48	3.26	3.25	3.19	3.31
Mexico (MXN)	15.88	17.25	19.83	18.69	20.62	18.98	18.92	19.66
Colombia (COP)	2,745.55	3,153.54	3,015.14	3,054.33	3,000.71	2,986.81	2,951.28	2,984.00
Chile (CLP)	654.76	710.16	665.52	676.73	667.29	633.48	648.86	615.22
Peru (PEN)	3.19	3.41	3.40	3.38	3.36	3.25	3.26	3.25
Argentina (ARS)	9.26	13.04	15.46	14.78	15.89	17.56	16.56	18.65

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our selected historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) for the periods herein presented.

Rounding

Certain numerical figures set out in this Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Form 6-K, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	As of and for the year ended December 31,		Change (%)	Change excluding FX (%)	As of and for the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions)	2015	2016			2017
	(audited)				(unaudited)
Revenue	1,949.9	1,757.5	(9.9)	(1.4)	1,921.3	9.3	5.1
Profit/(loss) from continuing operations	52.2	3.4	(93.5)	(92.8)	(13.6)	N.M.	N.M.
Loss from discontinued operations	(3.1)	(3.2)	3.2	6.7	-	(100.0)	(100.0)
Profit/(loss) for the year	49.1	0.2	(99.6)	(99.6)	(13.6)	N.M.	N.M.
EBITDA (1)	223.3	213.7	(4.3)	5.4	196.9	(7.9)	(13.0)
Adjusted EBITDA (1)	249.7	221.9	(11.1)	(3.6)	221.0	(0.4)	(4.7)
Adjusted Earnings (2)	77.9	48.2	(38.1)	(29.8)	58.4	21.2	21.4
Adjusted Earnings per share (in U.S. dollars) (3)	1.06	0.65	(38.7)	(30.1)	0.79	21.6	21.3
Adjusted Earnings attributable to Owners of the parent (2)	77.9	48.1	(38.3)	(30.0)	55.2	14.8	14.9
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	1.06	0.65	(38.7)	(30.1)	0.75	14.9	14.8
Capital Expenditure (4)	(121.2)	(48.2)	(60.2)	(2.2)	(59.4)	23.3	16.0
Total Debt	575.6	534.9	(7.1)	(14.1)	486.3	(9.1)	(9.1)
Cash and cash equivalents	184.0	194.0	5.4	2.2	141.8	(26.9)	(30.1)
Net debt with third parties (5)	391.6	340.9	(12.9)	(21.3)	344.5	1.1	3.8
N.M. means not meaningful
	As of and for the three months ended December 31,		Change (%)	Change excluding FX (%)
($ in millions)	2016	2017
	(unaudited)
Revenue	442.0	478.3	8.2	5.7
Profit/(loss) from continuing operations	16.7	(8.9)	N.M.	N.M.
Profit/(loss) for the period	16.7	(8.9)	N.M.	N.M.
EBITDA (1)	80.9	46.1	(43.0)	(47.1)
Adjusted EBITDA (1)	58.6	55.1	(5.9)	(8.4)
Adjusted Earnings (2)	13.8	16.9	22.2	18.5
Adjusted Earnings per share (in U.S. dollars) (3)	0.19	0.23	20.1	18.3
Adjusted Earnings attributable to Owners of the parent (2)	13.8	15.9	15.2	11.7
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.19	0.21	13.0	11.4
Capital Expenditure (4)	(24.3)	(23.7)	(2.5)	(5.3)
Total Debt	534.9	486.3	(9.1)	(9.1)
Cash and cash equivalents	194.0	141.8	(26.9)	(30.1)
Net debt with third parties (5)	340.9	344.5	1.1	3.8
N.M. means not meaningful

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, site relocation costs and other items not related to our core results of operations, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056, 73,816,933 and 73,648,760 as of December 31, 2017, 2016 and 2015, respectively.

(4)	We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

(5)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2015	2016	2017	2016	2017
	(unaudited)
Profit/(loss) from continuing operations	52.2	3.4	(13.6)	16.7	(8.9)
Net finance expense	46.4	107.8	93.5	37.7	24.7
Income tax expense	23.2	5.2	12.5	1.1	4.3
Depreciation and amortization	101.5	97.3	104.4	25.4	26.0
EBITDA (non-GAAP) (unaudited)	223.3	213.7	196.9	80.9	46.1
Acquisition and integration related costs (a)	0.1	-	-	-	-
Restructuring costs (b)	15.8	33.7	16.8	14.7	6.5
Site relocation costs (c)	3.4	9.3	-	2.8	-
Financial fees (d)	0.3	-	-	-	-
Contingent Value Instrument (e)	-	(41.7)	-	(41.7)	-
Asset impairments and Other (f)	6.8	6.9	7.3	1.9	2.5
Total non-recurring items (*)	26.4	8.2	24.1	(22.3)	9.0
Adjusted EBITDA (non-GAAP) (unaudited)	249.7	221.9	221.0	58.6	55.1

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

(b)

Restructuring costs incurred in 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for year ended December 31, 2015 are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of our corporate headquarters. Restructuring costs for the three months and year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

(c)

Site relocation costs incurred in the year ended December 31, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for three months and year ended December 31, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three months and year ended December 31, 2017as it was completed in 2016.

	(d)	Financing fees for the year ended December 31, 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

(e)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(f)

Asset impairments and other costs incurred for the year ended December 31, 2015 mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Other non-recurring items for three months and year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017, non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November.

Reconciliation of Adjusted Earnings to profit/(loss):
	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2015	2016	2017	2016	2017
	(unaudited)
Profit/(loss) from continuing operations	52.2	3.4	(13.6)	16.7	(8.9)
Acquisition and integration related costs (a) (*)	0.1	-	-	-	-
Amortization of acquisition related intangible assets (b)	27.5	24.2	22.4	6.3	5.6
Restructuring costs (c) (*)	15.8	33.7	16.8	14.7	6.5
Site relocation costs (d) (*)	3.4	9.3	-	2.8	-
Financing fees (e) (*)	0.3	-	-	-	-
Asset impairments and Other (f) (*)	6.8	6.9	7.3	1.9	2.5
DTA adjustment in Spain (g)	1.5	-	-	-	-
Net foreign exchange gain on financial instruments (h)	(17.5)	(0.7)	(0.2)	(0.1)	(2.9)
Net foreign exchange impacts (i)	4.0	21.1	23.4	5.8	19.3
Contingent Value Instrument (j)	-	(26.2)	-	(26.2)	-
Financial non-recurring (k)	-	-	17.7	-	-
Depreciation non-recurring (l)	-	-	2.8	-	-
Tax effect (m)	(16.2)	(23.5)	(18.2)	(8.1)	(5.2)
Total of add-backs	25.7	44.8	72.0	(2.9)	25.8
Adjusted Earnings (non-GAAP) (unaudited)	77.9	48.2	58.4	13.8	16.9
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	1.06	0.65	0.79	0.19	0.23
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	77.9	48.1	55.2	13.8	15.9
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	1.06	0.65	0.75	0.19	0.21

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

(b)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(c)

Restructuring costs incurred in 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for year ended December 31, 2015 are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of our corporate headquarters. Restructuring costs for the three months and year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

(d)

Site relocation costs incurred in the year ended December 31, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for three months and year ended December 31, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three months and year ended December 31, 2017 as it was completed in 2016.

	(e)	Financing fees for the year ended December 31, 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.
(f)

Asset impairments and other costs incurred for the year ended December 31, 2015 mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Other non-recurring items for three months and year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017, non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November.

(h)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the income statements. For comparability, these adjustments are added back to calculate Adjusted Earnings.

(i)

Since 2015, our management analyzes the Company financial condition performance excluding non-cash net foreign exchange impacts related to intercompany loans which eliminates the volatility of foreign exchange variances from our operational results with third parties. The net impact to equity is zero since the current translation adjustments of the balance sheet to the subsidiaries with local denominated currencies other than the USD is registered at Equity.

(j)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(k)

Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million.

(l)

Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the recent natural disasters (See “Cautionary note regarding forward looking statements”).

	(m)	The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For 2017, the effective tax rate after removing non-recurring items is 34.5%.
(**)

Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding of 73,909,056, 73,816,933 and 73,648,760 as of December 31, 2017, 2016 and 2015, respectively.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.

Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.8 times the EBITDA for the last twelve months. As of December 31, 2017, the current ratio was 2.2 times.

2.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of December 31, 2017, the current ratio was 3.0 times.

3.

Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash and cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of December 31, 2017, the current ratio was 0.4 times. This is the only ratio considered as a financial covenant.

The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2017, we were in compliance with the terms of our covenants.
Net debt with third parties as of December 31, 2015, 2016 and 2017 is as follow:

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015	2016	2017
			(unaudited)
Cash and cash equivalents	184.0	194.0	141.8
Debt:
Senior Secured Notes	301.7	303.3	398.3
Brazilian Debentures	168.1	156.6	21.1
Contingent Value Instrument (1)	26.3	-	-
Finance Lease Payables	4.7	3.6	10.5
BNDES	74.7	71.4	50.4
Other Borrowings	0.1	-	6.0
Total Debt	575.6	534.9	486.3
Net Debt with third parties (2) (unaudited)	391.6	340.9	344.5
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)	249.7	221.9	221.0
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.5x	1.6x

(1)	The CVI was terminated on November 8, 2016 as part of the Telefónica MSA renegotiation.
(2)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, site relocation costs, financial fees, asset impairments and other items not related to our core results of operations.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained in this release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties are included in the "Risk Factors" in the Company’s Annual Form 20-F and Quarterly Information on Forms 6-K, and its other filings and submissions with the SEC, each of which are available free of charge on the Company’s investor relations website at atento.com and on the SEC’s website at www.sec.gov.

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial statements of Atento.

Natural Disaster Disclosure

Puerto Rico

Since the storm made landfall on September 20, 2017, Hurricane Maria has wreaked havoc on the island, causing a level of widespread destruction and disorganization paralleled by few storms in American history. After the storm, most of the island had no access to electricity and clean water, being our subsidiary in Puerto Rico unable to provide their clients services due the critical situation of the country. The disaster impacted the services provided by 740 workstations of our Puerto Rico subsidiary, the Company registered non-recurring expenses of $1.6 million and the provision for accelerated depreciation of fixed assets of $0.6 million. During the fourth quarter of 2017, the operation of Puerto Rico subsidiary was partially reestablished on a temporarily leased facility in Puerto Rico and some other facilities in other countries in Central America.

By the end of December 2017, we received the advance of $2.5 million from our insurer Allianz as for use with partial replacement cost coverages in Atento Puerto Rico.

Mexico

Due to the Mexican earthquakes occurred on September 19, 2017, which struck the state of Puebla and the greater Mexico City, 12% of our Mexico subsidiary operations were impacted and unable to provide clients services during the next ten days of the incident. The disaster impacted the services provided by 1,200 workstations of our Puebla and Yucatan operational sites, the Company registered non-recurring expenses of $1.6 million and the provision for accelerated depreciation of fixed assets of $2.2 million. During the fourth quarter of 2017, the operations of affected sites in Mexico have been almost fully reestablished in temporary leased locations, while final sites relocations plans are finalized and implemented.

The Company maintains both property and business interruption insurance policies to guarantee costs of repairing the damage and losses caused from such natural disaster event. The extent of losses, extraordinary costs and business interruptions losses are under assessment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon the consolidated financial statements of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the Form 20-F for the year ended December 31, 2016.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”), and among the top five providers globally based on revenue. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 151,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2017, Brazil accounted for 49.2% of our revenue, Americas accounted for 39.5% of our revenue and EMEA accounted for 11.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended December 31, 2017, Brazil accounted for 46.9% of our revenue, Americas accounted for 41.9% of our revenue and EMEA accounted for 11.8% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 89,082 as of December 31, 2016 to 92,264 as of December 31, 2017. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

As a part of our strategy to improve cost and increase efficiency we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we can then draw new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in Tier 2 cities increased 0.5%, from 62.4% for the year ended December 31, 2016 to 62.9% for the year ended December 31, 2017, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2015, 2016 and 2017:

	Number of Workstations			Number of Service Delivery Centers (1)
	2015	2016	2017	2015	2016	2017
Brazil	47,694	45,913	48,933	33	31	35
Americas	36,229	37,574	37,773	51	50	51
Argentina (2)	3,705	3,673	4,220	11	11	12
Central America (3)	2,629	2,644	2,433	5	5	4
Chile	2,495	2,673	2,571	3	3	3
Colombia	7,292	7,723	8,643	9	9	10
Mexico	9,905	10,298	9,849	16	15	15
Peru	8,893	9,253	9,004	4	4	4
United States (4)	1,310	1,310	1,053	3	3	3
EMEA	7,644	5,595	5,558	18	14	14
Morocco (5)	2,039	-	-	4	-	-
Spain	5,605	5,595	5,558	14	14	14
Total	91,567	89,082	92,264	102	95	100

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.
(5)	Operations in Morocco were divested on September 30, 2016.

For the years ended December 31, 2015, 2016 and 2017, revenue generated from our 15 largest client groups represented 83.3%, 80.3% and 76.4% of our revenue, respectively. Excluding revenue generated from the Telefónica Group, for the years ended December 31, 2015, 2016 and 2017, our next 15 largest client groups represented 38.8%, 38.7% and 38.2% of our revenue, respectively.

For the three months ended December 31, 2016 and 2017, revenue generated from our 15 largest client groups represented 78.8% and 74.2% of our revenue, respectively. Excluding revenue generated from the Telefónica Group, for the three months ended December 31, 2016 and 2017, our next 15 largest client groups represented 39.3% and 36.8% of our revenue, respectively.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the years ended December 31, 2015, 2016 and 2017, CRM BPO solutions comprised approximately 23.9%, 25.3% and 26.5% of our revenue, respectively, and individual services comprised approximately 76.1%, 74.7% and 73.5% of our revenue, respectively. For the three months ended December 31, 2016 and 2017, CRM BPO solutions comprised approximately 26.4% of our revenue, for both periods, and individual services comprised approximately 73.6% of our revenue, for both periods.

During the years ended December 31, 2015, 2016 and 2017, telecommunications represented 49.2%, 48.5% and 46.7% of our revenue, respectively, and financial services represented 35.6%, 35.0% and 31.7% of our revenue, respectively. Additionally, during the years ended December 31, 2015, 2016 and 2017 the sales by service were:

	For the year ended December 31,
	2015	2016	2017
Customer Service	47.9%	49.0%	48.4%
Sales	18.0%	16.6%	16.8%
Collection	10.6%	10.1%	8.8%
Back Office	9.7%	10.8%	12.9%
Technical Support	10.5%	9.4%	9.1%
Others	3.3%	4.1%	4.0%
Total	100.0%	100.0%	100.0%

During the three months ended December 31, 2016 and 2017, telecommunications represented 47.1% and 47.3% of our revenue, respectively, and financial services represented 35.7% and 30.4% of our revenue, respectively. Additionally, during the three months ended December 31, 2016 and 2017 the sales by service were:

	For the three months ended December 31,
	2016	2017
Customer Service	47.8%	47.7%
Sales	17.2%	17.6%
Collection	10.0%	7.9%
Back Office	11.7%	13.8%
Technical Support	9.2%	8.7%
Others	4.1%	4.3%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group for the year ended December 31, 2015, 2016 and 2017 is presented as follows:

	December 31,
	2015	2016	2017
Brazil	90,418	78,088	78,015
Central America	4,687	5,734	4,940
Chile	4,615	4,720	5,438
Colombia	7,770	8,288	9,809
Spain	10,497	10,213	10,534
Morocco (*)	1,348	-	-
Mexico	19,934	19,439	18,409
Peru	15,279	15,907	15,515
Puerto Rico	832	857	739
United States	629	679	732
Argentina and Uruguay	7,829	7,529	7,609
Corporate	136	147	77
Total	163,974	151,601	151,817

(*) Operations in Morocco were divested on September 30, 2016.

Consolidated Statements of Operations for the Years Ended December 31, 2015, 2016 and 2017

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
	2015 (*)	2016			2017
	(audited)				(unaudited)
Revenue	1,949.9	1,757.5	(9.9)	(1.4)	1,921.3	9.3	5.1
Other operating income	4.3	5.8	34.9	45.0	16.4	N.M.	N.M.
Other gains and own work capitalized (1)	-	41.8	N.M.	N.M.	0.4	(99.1)	(99.2)
Operating expenses:
Supplies	(77.6)	(65.6)	(15.5)	(7.0)	(74.9)	14.2	10.1
Employee benefit expenses	(1,410.5)	(1,309.9)	(7.1)	1.7	(1,429.1)	9.1	5.0
Depreciation	(50.1)	(46.4)	(7.4)	(0.4)	(49.2)	6.1	0.8
Amortization	(51.4)	(50.9)	(1.0)	6.3	(55.2)	8.4	3.3
Changes in trade provisions	(1.3)	(1.9)	46.2	46.2	(0.6)	(67.0)	(68.5)
Other operating expenses	(241.5)	(214.0)	(11.4)	(4.8)	(236.6)	10.6	5.3
Total operating expenses	(1,832.4)	(1,688.7)	(7.8)	0.6	(1,845.7)	9.3	5.0
Operating profit	121.8	116.4	(4.4)	7.5	92.4	(20.6)	(25.4)
Finance income	15.5	7.2	(53.5)	(49.7)	7.9	9.1	2.5
Finance costs (1)	(75.5)	(59.2)	(21.6)	(17.3)	(78.1)	32.0	28.1
Change in fair value of financial instruments	17.5	0.7	(96.0)	(96.0)	0.2	(67.2)	(66.0)
Net foreign exchange loss (1)	(3.9)	(56.5)	N.M.	N.M.	(23.4)	(58.5)	(61.6)
Net finance expense	(46.4)	(107.8)	132.3	N.M.	(93.5)	(13.3)	(17.8)
Profit/(loss) before income tax	75.4	8.6	(88.6)	(87.3)	(1.0)	(112.0)	(110.1)
Income tax expense	(23.2)	(5.2)	(77.6)	(74.5)	(12.5)	141.0	144.1
Profit/(loss) from continuing operations	52.2	3.4	(93.5)	(92.8)	(13.6)	N.M.	N.M.
Discontinued operations:
Loss from discontinued operations	(3.1)	(3.2)	3.2	6.7	-	(100.0)	(100.0)
Profit/(loss) for the year	49.1	0.2	(99.6)	(99.6)	(13.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	49.1	0.1	(99.8)	(99.8)	(16.8)	N.M.	N.M.
Non-controlling interest	-	0.1	N.M.	N.M.	3.2	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	223.3	213.7	(4.3)	5.4	196.9	(7.9)	(13.0)
Adjusted EBITDA (2) (unaudited)	249.7	221.9	(11.1)	(3.6)	221.0	(0.4)	(4.7)

(1) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) See section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" for a reconciliation of our profit/(loss) to EBITDA and Adjusted EBITDA.

(*) Exclude discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Statements of Operations for the Three Months Ended December 31, 2016 and 2017

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change excluding FX (%)
	2016	2017
	(unaudited)
Revenue	442.0	478.3	8.2	5.7
Other operating income	2.4	2.6	7.3	0.6
Other gains and own work capitalized (1)	41.8	0.3	(99.3)	(99.3)
Operating expenses:
Supplies	(18.6)	(19.8)	6.6	3.4
Employee benefit expenses	(329.5)	(359.1)	9.0	6.6
Depreciation	(12.0)	(11.9)	(0.5)	(3.0)
Amortization	(13.4)	(14.1)	5.3	1.9
Changes in trade provisions	(1.5)	(0.6)	(59.0)	(58.7)
Other operating expenses	(55.7)	(55.6)	(0.3)	(2.6)
Total operating expenses	(430.7)	(461.1)	7.1	4.7
Operating profit	55.5	20.1	(63.8)	(67.1)
Finance income	2.8	1.8	(34.6)	(34.6)
Finance costs (1)	0.6	(10.1)	N.M.	N.M.
Change in fair value of financial instruments	0.1	2.9	N.M.	N.M.
Net foreign exchange loss (1)	(41.2)	(19.3)	(53.2)	(57.9)
Net finance expense	(37.7)	(24.7)	(34.5)	(39.3)
Profit/(loss) before income tax	17.8	(4.6)	(126.1)	(123.0)
Income tax expense	(1.1)	(4.3)	N.M.	N.M.
Profit/(loss) from continuing operations	16.7	(8.9)	N.M.	N.M.
Profit/(loss) for the period	16.7	(8.9)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	16.7	(9.9)	N.M.	N.M.
Non-controlling interest	-	1.0	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	80.9	46.1	(43.0)	(47.1)
Adjusted EBITDA (2) (unaudited)	58.6	55.1	(5.9)	(8.4)

(1) The three months ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) See section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" for a reconciliation of our profit/(loss) to EBITDA and Adjusted EBITDA.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Years Ended December 31, 2015, 2016 and 2017

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change Excluding FX (%)	For the year ended December 31,	Change (%)	Change Excluding FX (%)
	2015 (*)	2016			2017
	(audited)				(unaudited)
Revenue:
Brazil	930.2	816.4	(12.2)	(7.0)	944.8	15.7	6.3
Americas	789.8	718.9	(9.0)	6.5	758.0	5.4	6.1
EMEA	231.7	223.9	(3.4)	(3.1)	223.4	(0.2)	(1.9)
Other and eliminations (1)	(1.8)	(1.7)	(5.6)	6.3	(5.0)	N.M.	N.M.
Total revenue	1,949.9	1,757.5	(9.9)	(1.4)	1,921.3	9.3	5.1
Operating expenses:
Brazil	(863.9)	(771.1)	(10.7)	(5.4)	(899.2)	16.6	7.0
Americas	(726.0)	(676.0)	(6.9)	8.7	(734.6)	8.7	9.5
EMEA	(233.0)	(232.6)	(0.2)	-	(226.8)	(2.5)	(4.1)
Other and eliminations (1)	(9.5)	(9.0)	(5.3)	(5.3)	15.0	N.M.	N.M.
Total operating expenses	(1,832.4)	(1,688.7)	(7.8)	0.6	(1,845.7)	9.3	5.0
Operating profit/(loss):
Brazil	66.5	46.3	(30.4)	(27.3)	55.5	19.9	13.4
Americas (2)	65.8	88.2	34.0	59.5	31.5	(64.3)	(66.3)
EMEA	(0.3)	(7.5)	N.M.	N.M.	(1.8)	(76.6)	(76.3)
Other and eliminations (1)	(10.2)	(10.6)	3.9	3.9	7.2	N.M.	N.M.
Total operating profit	121.8	116.4	(4.4)	7.5	92.4	(20.6)	(25.4)
Net finance expense:
Brazil	(25.3)	(40.1)	58.5	68.5	(33.0)	(17.6)	(24.1)
Americas (2)	(8.7)	(31.1)	N.M.	N.M.	(13.2)	(57.5)	(60.0)
EMEA	(12.3)	(12.3)	-	-	(16.8)	36.9	33.5
Other and eliminations (1)	(0.1)	(24.3)	N.M.	N.M.	(30.4)	25.1	23.7
Total net finance expense	(46.4)	(107.8)	132.3	N.M.	(93.5)	(13.3)	(17.8)
Income tax benefit/(expense):
Brazil	(14.0)	(3.1)	(77.9)	(77.0)	(8.8)	N.M.	N.M.
Americas	(20.2)	(15.8)	(21.8)	(11.7)	(9.7)	(38.8)	(39.9)
EMEA	3.2	4.9	53.1	53.1	5.0	2.7	(0.3)
Other and eliminations (1)	7.8	8.8	12.8	12.8	0.9	(89.5)	(89.7)
Total income tax expense	(23.2)	(5.2)	(77.6)	(74.5)	(12.5)	141.0	144.1
Profit/(loss) from continuing operations:
Brazil	27.2	3.1	(88.6)	(88.3)	13.7	N.M.	N.M.
Americas (2)	36.9	41.3	11.9	24.8	8.6	(79.2)	(80.7)
EMEA	(9.4)	(14.9)	58.5	55.2	(13.6)	(9.0)	(9.4)
Other and eliminations (1)	(2.5)	(26.1)	N.M.	N.M.	(22.2)	(14.8)	(16.6)
Profit/(loss) from continuing operations	52.2	3.4	(93.5)	(92.8)	(13.6)	N.M.	N.M.
Loss from discontinued operations	(3.1)	(3.2)	3.2	6.7	-	(100.0)	(100.0)
Profit/(loss) for the year:
Brazil	27.2	3.1	(88.6)	(88.3)	13.7	N.M.	N.M.
Americas (2)	36.9	41.3	11.9	24.8	8.6	(79.2)	(80.7)
EMEA	(12.5)	(18.1)	44.8	43.7	(13.6)	(25.1)	(26.2)
Other and eliminations (1)	(2.5)	(26.1)	N.M.	N.M.	(22.2)	(14.8)	(16.6)
Profit/(loss) for the year	49.1	0.2	(99.6)	(99.6)	(13.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	49.1	0.1	(99.8)	(99.8)	(16.8)	N.M.	N.M.
Non-controlling interest	-	0.1	N.M.	N.M.	3.2	N.M.	N.M.
Other financial data:
EBITDA (3):
Brazil	116.5	98.7	(15.3)	(11.4)	112.4	13.9	6.3
Americas (2)	104.2	122.0	17.1	37.1	69.1	(43.4)	(45.8)
EMEA	12.1	3.2	(73.6)	(72.9)	7.6	137.0	115.5
Other and eliminations (1)	(9.5)	(10.2)	7.4	8.5	7.8	N.M.	N.M.
Total EBITDA (unaudited)	223.3	213.7	(4.3)	5.4	196.9	(7.9)	(13.0)
Adjusted EBITDA (3):
Brazil	129.4	121.0	(6.5)	(3.9)	124.7	3.1	(4.1)
Americas	109.1	92.0	(15.7)	(1.5)	83.5	(9.2)	(9.1)
EMEA	18.6	16.3	(12.4)	(10.4)	14.8	(9.3)	(13.4)
Other and eliminations (1)	(7.4)	(7.4)	-	1.4	(2.0)	(72.4)	(71.8)
Total Adjusted EBITDA (unaudited)	249.7	221.9	(11.1)	(3.6)	221.0	(0.4)	(4.7)

(1) Includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

(2) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(3) See section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" for a reconciliation of our profit/(loss) to EBITDA and Adjusted EBITDA.

(*) Exclude discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three Months Ended December 31, 2016 and 2017

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change Excluding FX (%)
	2016	2017
	(unaudited)
Revenue:
Brazil	214.4	224.5	4.7	2.9
Americas	172.8	200.6	16.1	14.9
EMEA	55.3	56.5	2.2	(6.1)
Other and eliminations (1)	(0.5)	(3.3)	N.M.	N.M.
Total revenue	442.0	478.3	8.2	5.7
Operating expenses:
Brazil	(201.0)	(213.1)	6.0	4.3
Americas	(169.4)	(194.5)	14.8	14.1
EMEA	(56.1)	(60.1)	7.2	(1.4)
Other and eliminations (1)	(4.2)	6.6	N.M.	N.M.
Total operating expenses	(430.7)	(461.1)	7.1	4.7
Operating profit/(loss):
Brazil	13.8	12.0	(12.8)	(14.9)
Americas (2)	46.8	6.5	(86.1)	(87.6)
EMEA	(0.4)	(2.5)	N.M.	N.M.
Other and eliminations (1)	(4.7)	4.0	N.M.	N.M.
Total operating profit	55.5	20.1	(63.8)	(67.1)
Net finance expense:
Brazil	(8.7)	(7.3)	(15.9)	(17.0)
Americas (2)	(23.4)	(2.9)	(87.7)	(88.8)
EMEA	(3.1)	(0.1)	(97.2)	(97.4)
Other and eliminations (1)	(2.5)	(14.4)	N.M.	N.M.
Total net finance expense	(37.7)	(24.7)	(34.5)	(39.3)
Income tax benefit/(expense):
Brazil	(3.8)	(4.9)	30.0	25.6
Americas	(2.3)	(0.5)	(77.4)	(79.2)
EMEA	1.7	1.4	(17.2)	(25.9)
Other and eliminations (1)	3.3	(0.2)	(106.7)	(106.2)
Total income tax expense	(1.1)	(4.3)	N.M.	N.M.
Profit/(loss) from continuing operations:
Brazil	1.3	(0.2)	(117.5)	(116.4)
Americas (2)	21.2	3.1	(85.4)	(87.2)
EMEA	(1.7)	(1.2)	(31.6)	(36.1)
Other and eliminations (1)	(4.1)	(10.6)	N.M.	133.7
Profit/(loss) from continuing operations	16.7	(8.9)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	1.3	(0.2)	(117.5)	(116.4)
Americas (2)	21.2	3.1	(85.4)	(87.2)
EMEA	(1.7)	(1.2)	(31.6)	(36.1)
Other and eliminations (1)	(4.1)	(10.6)	N.M.	133.7
Profit/(loss) for the period	16.7	(8.9)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	16.7	(9.9)	N.M.	N.M.
Non-controlling interest	-	1.0	N.M.	N.M.
Other financial data:
EBITDA (3):
Brazil	28.1	26.1	(7.2)	(9.0)
Americas (2)	55.2	16.0	(71.1)	(73.8)
EMEA	2.3	(0.1)	(103.5)	(103.1)
Other and eliminations (1)	(4.7)	4.2	N.M.	N.M.
Total EBITDA (unaudited)	80.9	46.1	(43.0)	(47.1)
Adjusted EBITDA (3):
Brazil	35.9	29.6	(17.4)	(18.9)
Americas	19.6	20.6	5.3	4.0
EMEA	5.1	3.2	(37.2)	(46.1)
Other and eliminations (1)	(2.0)	1.6	N.M.	N.M.
Total Adjusted EBITDA (unaudited)	58.6	55.1	(5.9)	(8.4)

(1) Includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

(2) The three months ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(3) See section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" for a reconciliation of our profit/(loss) to EBITDA and Adjusted EBITDA.

N.M. means not meaningful

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2017

Revenue

Revenue increased by $36.3 million, or 8.2%, from $442.0 million for the three months ended December 31, 2016 to $478.3 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, revenue increased 5.7%.

Revenue was negatively impacted by the recent natural disasters occurred in Mexico and Puerto Rico. The impacts related to these events in the fourth quarter totaled $8.9 million.

Multisector continued to deliver a sustainable growth, with a revenue increase of $28.9 million, or 10.9%, from $265.3 million for the three months ended December 31, 2016 to $294.2 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 8.6%, supported by gains in all regions.

Revenue from Telefónica increased by $7.4 million, or 4.2%, from $176.7 million for the three months ended December 31, 2016 to $184.1 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, revenue from Telefónica increased by 1.4%, reflected by gains in Argentina, Chile, Brazil and Colombia partially offset by volume reductions mainly in Spain and Peru.

For the three months ended December 31, 2017, revenue from multisector clients was to 61.5% of total revenue compared 60.0% for the three months ended December 31, 2016, an increase of 1.5 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended December 31, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended December 31,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	214.4	48.5	224.5	46.9	4.7	2.9
Americas	172.8	39.1	200.6	41.9	16.1	14.9
EMEA	55.3	12.5	56.5	11.8	2.2	(6.1)
Other and eliminations (1)	(0.5)	(0.1)	(3.3)	(0.6)	N.M.	N.M.
Total	442.0	100.0	478.3	100.0	8.2	5.7
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended December 31, 2016 and 2017 totaled $214.4 million and $224.5 million, respectively, an increase of $10.1 million, or 4.7%. Excluding the impact of foreign exchange, revenue increased by 2.9%, mostly driven by back office automation and collections. Excluding the impact of foreign exchange, revenue from Telefónica increased 2.4%, due to higher volumes while revenue from multisector clients increased by 3.1%, as new wins from commercial activity remains solid, while baseline volume growth still below economic recovery.

Americas

Revenue in Americas for the three months ended December 31, 2016 and 2017 totaled $172.8 million and $200.6 million, respectively, an increase of $27.8 million, or 16.1%.  Excluding the impact of foreign exchange, revenue increased 14.9%. Excluding the impact of foreign exchange, revenue from Telefónica increased 8.9%, mainly driven by positive results in Argentina, Chile and Colombia, while revenue from multisector clients increased by 19.5%, supported by new client wins and volumes increase specially in Argentina, Colombia, Chile, and U.S. Nearshore business.

EMEA

Revenue in EMEA for the three months ended December 31, 2016 and 2017 was $55.3 million and $56.5 million, respectively, an increase of $1.2 million, or 2.2%. Excluding the impact of foreign exchange, revenue decreased by 6.1%. Excluding the impacts of foreign exchange, revenue from Telefónica decreased by 14.9%, due to lower volumes in Spain, while revenue from multisector clients increased by 9.6%, supported by new clients wins, especially with other telcos than Telefónica.

Other operating income

Other operating income increased by $0.2 million, from $2.4 million for the three months ended December 31, 2016 to $2.6 million for the period ended December 31, 2017.

Other gains and own work capitalized

Other gains and own work capitalized decreased $41.5 million, from $41.8 million for the three months ended December 31, 2016 to $0.3 million for the three months ended December 31, 2017, related to the principal amount of the CVI that was terminated on November 8, 2016.

Total operating expenses

Total operating expenses increased by $30.4 million, or 7.1%, from $430.7 million for the three months ended December 31, 2016 to $461.1 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses increased by 4.7%, mainly in Brazil (higher volumes and expenses from recent acquisitions), Colombia and U.S. Nearshore (set up costs for new clients and higher volume) and Argentina (higher inflation). As a percentage of revenue, operating expenses represented 97.4% and 96.4% for the three months ended December 31, 2016 and 2017, respectively.

Supplies: Supplies expenses increased by $1.2 million, or 6.6%, from $18.6 million for the three months ended December 31, 2016 to $19.8 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, supplies expenses increased by 3.4%. As a percentage of revenue, supplies represented 4.2% and 4.1% for the three months ended December 31, 2016 and 2017, respectively.

Employee benefit expenses: Employee benefit expenses increased by $29.6 million, or 9.0%, from $329.5 million for the three months ended December 31, 2016 to $359.1 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, employee benefit expenses increased by 6.6%. As a percentage of revenue, employee benefit expenses represented 74.5% and 75.1% for the three months ended December 31, 2016 and 2017, respectively.

Depreciation and amortization: Depreciation and amortization expenses increased by $0.6 million, or 2.6%, from $25.4 million for the three months ended December 31, 2016 to $26.0 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, depreciation and amortization expense slightly decreased by 0.4%.

Changes in trade provisions: Changes in trade provisions changed by $0.9 million, from an expense of $1.5 million for the three months ended December 31, 2016 to an expense of $0.6 million for the three months ended December 31, 2017.

Other operating expenses: Other operating expenses totaled $55.7 million for the three months ended December 31, 2016 and $55.6 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, other operating expenses decreased by 2.6%. As a percentage of revenue, other operating expenses represented 12.6% and 11.6% for the three months ended December 31, 2016 and 2017, respectively.

Brazil

Total operating expenses in Brazil increased by $12.1 million, or 6.0%, from $201.0 million for the three months ended December 31, 2016 to $213.1 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 4.3%, mainly due to the costs from recent acquisitions and the variable costs from the new clients wins. Operating expenses as a percentage of revenue increased 1.1 percentage points from 93.8% to 94.9%, for the three months ended December 31, 2016 and 2017, respectively.

Americas

Total operating expenses in Americas increased by $25.1 million, or 14.8%, from $169.4 million for the three months ended December 31, 2016 to $194.5 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses increased by 14.1%. Operating expenses as a percentage of revenue was reasonably stable, with a slight decrease of 0.6 percentage points from 98.0% to 97.0% for the three months ended December 31, 2016 and 2017, respectively.

EMEA

Total operating expenses in EMEA increased by $4.0 million, or 7.2%, from $56.1 million for the three months ended December 31, 2016 to $60.1 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses decreased by 1.4%. Operating expenses as a percentage of revenue increased 5.0 percentage points from 101.4% to 106.4% for the three months ended December 31, 2016 and 2017, respectively.

Operating profit

Operating profit decreased by $35.4 million, from $55.5 million for the three months ended December 31, 2016 to $20.1 million for the three months ended December 31, 2017. Operating profit margin decreased from 12.6% for the three months ended December 31, 2016 to 4.2% for the three months ended December 31, 2017.

Brazil

Operating profit in Brazil decreased by $1.8 million, from $13.8 million for the three months ended December 31, 2016 to $12.0 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, operating profit decreased by 14.9%. Operating profit margin in Brazil decreased from 6.4% for three months ended December 31, 2016 to 5.4% for the three months ended December 31, 2017, mainly impacted by labor contingencies and cost/margin pressure from some existing key clients. This effect was partially compensated by the positive results from recent acquisitions.

Americas

Operating profit in Americas decreased by $40.3 million, from $46.8 million for the three months ended December 31, 2016 to $6.5 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, operating profit decreased by 87.6%. Operating profit margin decreased from 27.1% for the three months ended December 31, 2016 to 3.2% for the three months ended December 31, 2017. Decline in operating profit was mainly explained by the CVI termination positive impact of $41.7 million which was recognized in "Other gains" in 2016.

EMEA

Operating profit in EMEA changed by $2.1 million, from a loss of $0.4 million for the three months ended December 31, 2016 to a loss of $2.5 million for the three months ended December 31, 2017. Operating profit margin changed from negative margin of 0.7% to a negative margin of 4.4%, mainly impacted by the lower volumes from Telefónica as fixed costs have not decreased the same speed.

Finance income

Finance income was $1.8 million for the three months ended December 31, 2017 compared to $2.8 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, finance income decreased by 34.6% during the three months ended December 31, 2017, mainly due to lower cash surplus and also lower interest rates mainly in Brazil.

Finance costs

Finance costs increased by $10.7 million, from a gain of $0.6 million for the three months ended December 31, 2016 to a cost of $10.1 million for the three months ended December 31, 2017. Excluding the impact of foreign exchange, finance costs increased by $12.1 million during the three months ended December 31, 2017. The increase in finance costs was driven by an one-off positive impact on 2016 related do CVI elimination. Excluding this one-off impact, finance costs decreased by $9.4 million mainly due to refinancing occurred in August 2017.

Change in fair value of financial instruments

Changes in fair value of financial instruments changed by $2.8 million, from a gain of $0.1 million for the three months ended December 31, 2016 to a gain of $2.9 million for the three months ended December 31, 2017. This gain is related to positive effect on BRL-USD Cross Currency Swap Mark-to-Market impact.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $21.9 million, from a loss of $41.2 million for the three months ended December 31, 2016 to a loss of $19.3 million for the three months ended December 31, 2017. This change is mainly related to an one-off negative impact during the three months ended December 31, 2016 due to CVI elimination. For the fourth quarter of 2017, the Mexican Peso and Brazilian Reais depreciations against the U.S. dollar impacted our intercompany balances and generated approximately $13.5 million of losses with foreign exchange variation. Since 2015, our management analyzes the Company financial condition performance excluding non-cash net foreign exchange impacts related to intercompany loans which eliminates the volatility of foreign exchange variances from our operational results with third parties. The net impact to equity is zero since the current translation adjustments of the balance sheet to the subsidiaries with local denominated currencies other than the USD is registered at Equity.

Income tax expense

Income tax expense for the three months ended December 31, 2016 and 2017 was $1.1 million and $4.3 million, respectively. Higher tax expenses were mainly attributed to: (i) the recognition of non-deductible expenses mainly in Mexico, Brazil and Colombia, (ii) the contribution of losses in the holdings companies and (iii) the positive profit before income tax in 2017.

Profit/(loss) for the period

Profit/(loss) for the three months ended December 31, 2016 and 2017 was a profit of $16.7 million and a loss of $8.9 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA decreased $34.8 million for the three months ended December 31, 2016 and 2017. For the same time period, Adjusted EBITDA decreased by $3.5 million, or 5.9%, from $58.6 million for the three months ended December 31, 2016 to $55.1 million for the three months ended December 31, 2017. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the, restructuring costs, site relocation costs, asset impairments and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 47.1% and Adjusted EBITDA decreased by 8.4%, reflecting softer volumes in specific clients combined with strong comparison base in the same period of 2016, especially in Brazil and Spain.

Adjusted EBITDA was impacted by the recent natural disasters occurred in Mexico and Puerto Rico and by the CVI termination. The impacts related to these events in the fourth quarter totalized a loss of $0.9 million and a gain of $41.7 million, respectively.

Brazil

EBITDA in Brazil decreased by $2.0 million, or 7.2%, from $28.1 million for the three months ended December 31, 2016 to $26.1 million for the three months ended December 31, 2017. For the same period, Adjusted EBITDA decreased by $6.3 million, or 17.4%, from $35.9 million to $29.6 million. Excluding the impact of foreign exchange, EBITDA decreased by 9.0% and Adjusted EBITDA decreased by 18.9% mainly driven by lower margins due to softer volumes in specific clients combined with strong base of comparison in the same period of 2016.

Americas

EBITDA in the Americas decreased by $39.2 million, or 71.1%, from $55.2 million for the three months ended December 31, 2016 to $16.0 million for the three months ended December 31, 2017. For the same period, Adjusted EBITDA increased by $1.0 million, or 5.3%, from $19.6 million to $20.6 million.

Excluding the impact of foreign exchange, EBITDA decreased during this period by $45.0 million, or 73.8%, and Adjusted EBITDA increased $0.8 million, or 4.0%, respectively.

The decrease in EBITDA is mainly driven by lower profitability from specific clients in Chile.

EMEA

EBITDA in EMEA decreased by $2.4 million, from positive $2.3 million for the three months ended December 31, 2016 to negative $0.1 million for the three months ended December 31, 2017. For the same period, Adjusted EBITDA decreased by $1.9 million, or 37.2%, from $5.1 million to $3.2 million mainly impacted by lower volumes from Telefónica.

Excluding the impact of foreign exchange, EBITDA decreased during this period by $2.7 million, and Adjusted EBITDA decreased by $2.7 million, or 46.1%, respectively.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Revenue

Revenue increased by $163.8 million, or 9.3%, from $1,757.5 million for the year ended December 31, 2016 to $1,921.3 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, revenue increased 5.1%.

Revenue was negatively impacted by the recent natural disasters occurred in Mexico and Puerto Rico in September 2017. The impacts related to these events totaled $11.3 million in the year.

Multisector continued to deliver a sustainable growth, with a revenue increase of $161.2 million, or 15.9%, from $1,010.7 million for the year ended December 31, 2016 to $1,171.9 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 10.9%, supported by gains in all regions.

Revenue from Telefónica increased by $2.7 million, or 0.4%, from $746.8 million for the year ended December 31, 2016 to $749.5 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 3.0%, mainly by the volume reduction in Mexico, Spain, Brazil and Peru.

For the year ended December 31, 2017, revenue from multisector clients was 61.0% of total revenue compared to 57.5% for the year ended December 31, 2016, an increase of 3.5 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the year ended December 31, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
	(audited)		(unaudited)
Brazil	816.4	46.5	944.8	49.2	15.7	6.3
Americas	718.9	40.9	758.0	39.5	5.4	6.1
EMEA	223.9	12.7	223.4	11.6	(0.2)	(1.9)
Other and eliminations (1)	(1.7)	(0.1)	(5.0)	(0.3)	N.M.	N.M.
Total	1,757.5	100.0	1,921.3	100.0	9.3	5.1
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2016 and 2017 totaled $816.4 million and $944.8 million, respectively, an increase of $128.4 million, or 15.7%. Excluding the impact of foreign exchange, revenue increased by 6.3%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 1.9%, due to lower volumes while revenue from multisector clients increased by 10.5%, supported primarily by new client wins.

Americas

Revenue in Americas for the year ended December 31, 2016 and 2017 totaled $718.9 million and $758.0 million, respectively, an increase of $39.1 million, or 5.4%. Excluding the impact of foreign exchange, revenue increased 6.1%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 1.0%, driven by lower volumes in Mexico and Peru while revenue from multisector clients increased by 12.0%, supported by new client wins in Argentina, Colombia, Chile and U.S. Nearshore business.

EMEA

Revenue in EMEA for the year ended December 31, 2016 and 2017 was $223.9 million and $223.4 million, respectively, a decrease of $0.5 million, or 0.2%. Excluding the impact of foreign exchange, revenue decreased by 1.9%. Excluding the impacts of foreign exchange, revenue from Telefónica decreased by 5.9%, due to lower volumes in Spain, while revenue from multisector clients increased by 5.4%, supported by new service wins.

Other operating income

Other operating income increased from $5.8 million for the year ended December 31, 2016 to $16.4 million for the year ended December 31, 2017, or by $10.6 million, mainly due to an extraordinary revenue related to a sale and leaseback operation of IT equipment’s in Brazil. This amount nets-off the amounts of the write-off from the assets, registered in other operating expenses, so the complete operation represents no impact to the EBITDA.

Other gains and own work capitalized

Other gains and own work capitalized decreased $41.4 million, from $41.8 million for the year ended December 31, 2016 to $0.4 million for the year ended December 31, 2017, related to the principal amount of the CVI that was terminated on November 8, 2016.

Total operating expenses

Total operating expenses increased by $157.0 million, or 9.3%, from $1,688.7 million for the year ended December 31, 2016 to $1,845.7 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses increased by 5.0%, mainly in Brazil (set up costs incurred to implement operations for recently acquired new clients and costs from recent acquisitions), Argentina (higher inflation), Colombia and U.S. Nearshore business (higher volumes). As a percentage of revenue, operating expenses represented 96.1% for the year ended December 31, 2016 and 2017, respectively.

Supplies: Supplies expenses increased by $9.3 million, or 14.2%, from $65.6 million for the year ended December 31, 2016 to $74.9 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, supplies expenses increased by 10.1%, mainly due to higher set up costs to implement operations from recent acquired clients in Brazil. As a percentage of revenue, supplies represented 3.7% and 3.9% for the year ended December 31, 2016 and 2017, respectively.

Employee benefit expenses: Employee benefit expenses increased by $119.2 million, or 9.1%, from $1,309.9 million for the year ended December 31, 2016 to $1,429.1 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, employee benefit expenses increased by 5.0%, mainly in Brazil (higher labor contingencies, set up costs for new clients and higher labor expenses as per new collective agreement recently signed) and Americas (higher inflation in Argentina). As a percentage of revenue, employee benefit expenses represented 74.5% and 74.4% for the year ended December 31, 2016 and 2017, respectively.

Depreciation and amortization: Depreciation and amortization expenses increased by $7.1 million, or 7.3%, from $97.3 million for the year ended December 31, 2016 to $104.4 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 2.1%, impacted by the provision for fixed assets write-off in Mexico and Puerto Rico as a consequence of recent natural disasters in third quarter. Excluding this effect, depreciation and amortization was slightly lower than last year (-0.3%).

Changes in trade provisions: Changes in trade provisions changed by $1.3 million, from an expense of $1.9 million for the year ended December 31, 2016 to an expense of $0.6 million for the year ended December 31, 2017.

Other operating expenses: Other operating expenses increased by $22.6 million, or 10.6%, from $214.0 million for the year ended December 31, 2016 to $236.6 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, other operating expenses increased by 5.3%, mainly in Brazil (set up costs for new clients and costs from recent acquisitions) and Americas (higher inflation in Argentina). As a percentage of revenue, other operating expenses were 12.2% and 12.3% for the year ended December 31, 2016 and 2017, respectively.

Brazil

Total operating expenses in Brazil increased by $128.1 million, or 16.6%, from $771.1 million for the year ended December 31, 2016 to $899.2 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 7.0%, impacted by set up costs for new clients, costs from recent acquisitions and higher labor contingencies. Operating expenses as a percentage of revenue increased from 94.5% to 95.2% for the year ended December 31, 2016 and 2017, respectively.

Americas

Total operating expenses in Americas increased by $58.6 million, or 8.7%, from $676.0 million for the year ended December 31, 2016 to $734.6 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses in Americas increased by 9.5%. Operating expenses as a percentage of revenue increased from 94.0% to 96.9% for the year ended December 31, 2016 and 2017, respectively. This increase was mainly caused by the impact of higher inflation in Argentina, increase in variable costs due to volume increase in Argentina, Colombia, Chile and U.S. Nearshore business and provisions made in September related to the costs expected to recover part of operations in Mexico and Puerto Rico affected by the recent natural disasters.

EMEA

Total operating expenses in EMEA decreased by $5.8 million, or 2.5%, from $232.6 million for the year ended December 31, 2016 to $226.8 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 4.1%. Operating expenses as a percentage of revenue decreased from 103.9% to 101.5% for the year ended December 31, 2016 and 2017, respectively, mainly as an impact of the cost initiatives in fixed costs recently implemented.

Operating profit

Operating profit decreased by $24.0 million, from $116.4 million for the year ended December 31, 2016 to $92.4 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating profit decreased 25.4%. Operating profit margin decreased from 6.6% for the year ended December 31, 2016 to 4.8% for the year ended December 31, 2017.

Brazil

Operating profit in Brazil increased by $9.2 million, from $46.3 million for the year ended December 31, 2016 to $55.5 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating profit increased by 13.4%. Operating profit margin in Brazil increased from 5.7% for year ended December 31, 2016 to 5.9% for the year ended December 31, 2017.

Americas

Operating profit in Americas decreased by $56.7 million, from $88.2 million for the year ended December 31, 2016 to $31.5 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating profit decreased by 66.3%. Operating profit margin in Americas decreased from 12.3% for the year ended December 31, 2016 to 3.9% for the year ended December 31, 2017. Decline in operating profit was mainly explained by the CVI termination positive impact of $41.7 million which was recognized in "Other gains" in 2016 and negative impacts of $4.2 million of refinance costs and lower results in Mexico in 2017.

EMEA

Operating profit in EMEA changed by $5.7 million, from a loss of $7.5 million for the year ended December 31, 2016 to a loss of $1.8 million for the year ended December 31, 2017. Operating profit margin improved from negative margin of 3.3% to a negative margin of 0.8%. This increase is mainly related to lower fixed costs as a result of the implementation of cost saving initiatives.

Finance income

Finance income was $7.9 million for the year ended December 31, 2017 compared to $7.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, finance income increased by 2.5% during the year ended December 31, 2017.

Finance costs

Finance costs increased by $18.9 million, or 32.0%, from $59.2 million for the year ended December 31, 2016 to $78.1 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, finance costs increased by 28.1% during the year ended December 31, 2017. The increase in finance costs was mainly due to one-off expenses related to the refinance process during August 2017 and also due to an one-off gain occurred during 2016 related to CVI elimination. Excluding these effects, finance costs decreased $18.8 million during the year ended December 31, 2017.

Change in fair value of financial instruments

Changes in fair value of financial instruments changed by $0.5 million, from a gain of $0.7 million for the year ended December 31, 2016 to a gain of $0.2 million for the year ended December 31, 2017.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $33.1 million, from a loss of $56.5 million for the year ended December 31, 2016 to a loss of $23.4 million for the year ended December 31, 2017. This change is mainly related to an one-off negative impact during 2016 due to CVI elimination. Since 2015, our management analyzes the Company financial condition performance excluding non-cash net foreign exchange impacts related to intercompany loans which eliminates the volatility of foreign exchange variances from our operational results with third parties. The net impact to equity is zero since the current translation adjustments of the balance sheet to the subsidiaries with local denominated currencies other than the USD is registered at Equity.

Income tax expense

Income tax expense for the year ended December 31, 2016 and 2017 totaled $5.2 million and $12.5 million, respectively. Higher tax expenses were mainly attributed to: (i) the recognition of non-deductible expenses mainly in Mexico, Peru and Colombia, (ii) the contribution of losses in the holdings companies.

Profit/(loss) for the period

Profit/(loss) for the year ended December 31, 2016 and 2017 was a gain of $0.2 million and a loss of $13.6 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $16.8 million, or 7.9%, from $213.7 million for the year ended December 31, 2016 to $196.9 million for the year ended December 31, 2017. For the same period, Adjusted EBITDA decreased by $0.9 million, or 0.4% from $221.9 million for the year ended December 31, 2016 to $221.0 million for the year ended December 31, 2017. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the, restructuring costs, site relocation costs, asset impairments and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 13.0% and Adjusted EBITDA decreased by 4.7%, mainly driven by pressure in costs/margins across the regions.

Adjusted EBITDA was impacted by the recent natural disasters occurred in Mexico and Puerto Rico and by the CVI termination. The impacts related to these events in the fourth quarter totalized a loss of $0.9 million and a gain of $41.7 million, respectively.

Brazil

EBITDA in Brazil increased by $13.7 million, or 13.9%, from $98.7 million for the year ended December 31, 2016 to $112.4 million for the year ended December 31, 2017. For the same period, Adjusted EBITDA increased by $3.7 million, or 3.1%, from $121.0 million to $124.7 million. Excluding the impact of foreign exchange, EBITDA increased by $6.7 million, or 6.3%, and Adjusted EBITDA decreased by $5.3 million, or 4.1%.

Americas

EBITDA in Americas decreased by $52.9 million, or 43.4%, from $122.0 million for the year ended December 31, 2016 to $69.1 million for the year ended December 31, 2017. For the same period, Adjusted EBITDA decreased by $8.5 million, or 9.2%, from $92.0 million to $83.5 million.

Excluding the impact of foreign exchange, EBITDA decreased during this period by $58.4 million, or 45.8%, and Adjusted EBITDA decreased $8.4 million, or 9.1%, respectively.

The decrease in EBITDA and Adjusted EBITDA is mainly driven by declines in volume from Mexico.

EMEA

EBITDA in EMEA improved by $4.4 million, from $3.2 million for the year ended December 31, 2016 to $7.6 million for the year ended December 31, 2017. For the same period, Adjusted EBITDA decreased by $1.5 million, or 9.3%, from $16.3 million to $14.8 million.

Excluding the impact of foreign exchange, EBITDA increased during this period by $4.1 million, while Adjusted EBITDA decreased by $2.3 million, or 13.4%, respectively.

Liquidity and Capital Resources

As of December 31, 2017, our outstanding debt was $486.3 million, which includes $398.3 million of our 6.125% Senior Secured Notes due 2022, $21.1 million equivalent amount of Brazilian Debentures, $50.4 million of financing provided by BNDES, $10.5 million of finance lease payables and $6.0 million of other bank borrowings.

During the three months ended December 31, 2017, our cash flow from operating activities was $43.2 million, which includes interest paid of $7.4 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $50.6 million.

During the year ended December 31, 2017, our cash flow from operating activities was $114.7 million, which includes interest paid of $76.5 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $191.2 million.

Consolidated Statements of Cash Flows for the Year Ended December 31, 2015, 2016 and 2017 and for the Three Months Ended December 31, 2016 and 2017
($ IN MILLIONS, UNLESS OTHERWISE INDICATED)
	For the year ended December 31,			For the three months ended December 31,
	2015	2016	2017	2016	2017
	(audited)		(unaudited)	(unaudited)
Operating activities
Profit/(loss) before income tax	72.9	8.6	(1.0)	17.8	(4.6)
Adjustments to profit/(loss) before income tax to net cash flows:
Amortization and depreciation	102.9	97.4	104.4	25.4	26.0
Impairment losses	1.2	1.9	0.6	1.5	0.6
Change in provisions	0.3	20.3	4.4	8.4	(5.9)
Grants released to income	(0.6)	(0.7)	(0.9)	(0.3)	(0.5)
Losses on disposal of fixed assets	0.7	1.1	4.1	0.3	3.3
Finance income	(15.5)	(7.2)	(7.9)	(2.8)	(1.8)
Finance costs	75.7	59.2	78.1	(0.6)	10.1
Net foreign exchange differences	4.0	56.5	23.4	41.3	19.3
Change in fair value of financial instruments	(17.5)	(0.7)	(0.2)	(0.1)	(3.3)
Changes in other (gains)/losses and own work capitalized	1.1	(49.5)	2.4	(46.7)	3.8
	152.3	178.2	208.6	26.3	51.6
Changes in working capital:
Changes in trade and other receivables	(74.4)	62.4	(31.5)	62.2	5.1
Changes in trade and other payables	(14.3)	22.0	11.5	(1.3)	(9.6)
Other assets/(payables)	(19.6)	(16.3)	(7.7)	6.1	17.6
	(108.3)	68.1	(27.7)	66.9	13.0

Interest paid	(66.2)	(73.2)	(76.5)	(22.3)	(7.4)
Interest received	17.8	3.7	49.0	2.9	(0.7)
Income tax paid	(16.2)	(24.3)	(20.6)	(5.0)	(5.7)
Other payments	(15.3)	(19.2)	(17.1)	(2.8)	(3.0)
	(79.9)	(113.0)	(65.1)	(27.2)	(16.8)
Net cash flows from operating activities	37.0	141.9	114.7	83.8	43.2
Investing activities
Payments for acquisition of intangible assets	(15.1)	(30.0)	(28.4)	(5.6)	(4.8)
Payments for acquisition of property, plant and equipment	(81.3)	(39.9)	(48.4)	(7.9)	(22.0)
Acquisition of subsidiaries, net of cash acquired	-	(8.6)	(14.5)	-	-
Proceeds from sale of PP&E and intangible assets	2.4	1.0	0.4	(0.1)	0.3
Disposals of financial instruments	26.9	-	-	-	-
Proceeds from sale of subsidiaries	-	2.4	-	0.4	-
Net cash flows used in investing activities	(67.2)	(75.1)	(90.9)	(13.2)	(26.5)
Financing activities
Proceeds from borrowing from third parties	38.7	0.2	474.5	0.2	7.1
Repayment of borrowing from third parties	(2.1)	(62.9)	(534.5)	(50.2)	(19.1)
Dividends paid to company’s shareholders	-	-	(24.6)	-	(24.6)
Net cash flows provided by/(used in) financing activities	36.6	(62.7)	(84.6)	(50.0)	(36.5)
Net increase/(decrease) in cash and cash equivalents	6.4	4.2	(60.8)	20.6	(19.8)
Foreign exchange differences	(33.8)	5.8	8.6	(4.4)	(1.3)
Cash and cash equivalents at beginning of period	211.4	184.0	194.0	177.9	162.8
Cash and cash equivalents at end of period	184.0	194.0	141.8	194.0	141.8

Cash Flow

As of December 31, 2017, we had cash and cash equivalents of $141.8 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2015	2016	2017	2016	2017
	(audited)		(unaudited)	(unaudited)
Cash from operating activities	37.0	141.9	114.7	83.8	43.2
Cash used in investing activities	(67.2)	(75.1)	(90.9)	(13.2)	(26.5)
Cash provided by/(used in) financing activities	36.6	(62.7)	(84.6)	(50.0)	(36.5)
Net increase/(decrease) in cash and cash equivalents	6.4	4.2	(60.8)	20.6	(19.8)
Effect of changes in exchanges rates	(33.8)	5.8	8.6	(4.4)	(1.3)

Cash from Operating Activities

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2017

Cash from operating activities was $43.2 million for the three months ended December 31, 2017 compared to $83.8 million for the three months ended December 31, 2016. The decrease in cash from operating activities is mainly due to one-off impacts during the three months ended December 31, 2016 in connection with MSA renegotiation, including a decrease on Telefónica DSO.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Cash from operating activities was $114.7 million for the year ended December 31, 2017 compared to $141.9 million for the year ended December 31, 2016. The decrease in cash from operating activities is mainly due to one-off impacts during 2016 in connection with MSA renegotiation, including a decrease on Telefónica DSO.

Cash used in Investing Activities

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2017

Cash used in investing activities was $26.5 million for the three months ended December 31, 2017 compared to cash used in investment activities of $13.2 million for the three months ended December 31, 2016. The variance is mainly driven by a software payment made during the three months ended December 31, 2017 that in 2016 was executed the three months ended March 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Cash used in investing activities was $90.9 million for the year ended December 31, 2017 compared to cash used in investment activities of $75.1 million for the year ended December 31, 2016. The variance is mainly driven by the acquisition of Interfile in June 2017.

Cash provided by/(used in) Financing Activities

Three Months and Year Ended December 31, 2016 Compared to Three Months and Year Ended December 31, 2017

Cash used in financing activities was $36.5 million for the three months ended December 31, 2017 compared to the cash used in financing activities of $50.0 million for the three months ended December 31, 2016. Cash used in financing activities during the three months ended December 31, 2016 included an accelerated payment of BRL100 million (equivalent to $30.7 million) of the Brazilian Debentures and during the three months ended December 31, 2017 includes a dividend payment of $25.0 million.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

For the year ended December 31, 2017 cash used in financing activities was $84.6 million compared to cash used in financing activities of $62.7 million for the same period in the prior year. In August 2017, with the debt refinance process, we issued $400.0 million of new Senior Secured Notes and prepaid $300.0 million of 2020 Senior Secured Notes and $129.5 million of Brazilian Debentures, plus $22.2 million of BNDES contractual amortization. Also, in November 2017, occurred dividend payment of $25.0 million.

Finance leases

The Company holds the following assets under finance leases:

	As of December 31,
	2015	2016	2017
($ in millions)	Net carrying amount of asset
Finance leases	(audited)		(unaudited)
Plant and machinery	3.2	2.4	1.8
Furniture, tools and other tangible assets	2.9	1.4	5.6
Total	6.1	3.8	7.5

The present value of future finance lease payments is as follow:

	As of December 31,
	2015	2016	2017
($ in millions)	Net carrying amount of asset
	(audited)		(unaudited)
Up to 1 year	2.0	2.2	4.3
Between 1 and 5 years	2.7	1.4	6.2
Total	4.7	3.6	10.5

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the year ended December 31, 2015, 2016 and 2017 and for the three months ended December 31, 2016 and 2017:

	For the year ended December 31,			For the three months ended December 31,
	2015	2016	2017	2016	2017
($ in millions)	(audited)		(unaudited)	(unaudited)
Brazil	74.2	23.0	31.0	9.2	10.8
Americas	39.2	23.0	24.5	13.8	10.9
EMEA	7.3	2.1	3.9	1.4	1.9
Other and eliminations	0.5	0.1	-	(0.1)	0.1
Total capital expenditure	121.2	48.2	59.4	24.3	23.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 19, 2018.
	By:	/s/ Alejandro Reynal
	Name:	Alejandro Reynal
	Title:	Chief Executive Officer

	By:	/s/ Mauricio Montilha
	Name:	Mauricio Montilha
	Title:	Chief Financial Officer